Exhibit 99.1

January 31, 2020	For more information:
Linda L. Tasseff
FOR IMMEDIATE RELEASE	Director, Investor Relations
(904) 858-2639
ltasseff@steinmart.com

Stein Mart Enters into Transaction to Become a Private Company

Stein Mart Shareholders to Receive $0.90 per Share in Cash

Price Represents a 38% Premium to the Closing Price on January 30, 2020

JACKSONVILLE, Fla. – Stein Mart, Inc. (NASDAQ: SMRT) (“Stein Mart” or the “Company”) today announced it has entered into a definitive merger agreement under which an affiliate of Kingswood Capital Management, L.P. (“Kingswood”) will acquire all of the outstanding common stock of Stein Mart not already beneficially owned by affiliates of Jay Stein, Stein Mart’s former CEO and current Chairman of the Board of Directors, and related investors for $0.90 per share in cash. Upon closing, Stein Mart will become a privately held company and Stein Mart common stock will no longer be listed or traded on any public stock market.

The purchase price represents a premium of approximately 38% to Stein Mart’s closing stock price on January 30, 2020, the last trading day prior to this announcement.

The transaction was unanimously approved by the Stein Mart Board of Directors (other than Mr. Stein), acting on the unanimous recommendation of a Special Committee of independent directors that was granted full authority to conduct a comprehensive strategic review and evaluate, and if warranted, negotiate an acquisition proposal.

“The Special Committee and its advisors conducted a thorough and independent process to review the Company’s strategic alternatives and identify a transaction that would maximize shareholder value. We believe that this transaction is in the best interest of all Stein Mart stakeholders, including our many loyal employees,” said Richard L. Sisisky, Stein Mart Board member and Chairman of the Special Committee.

The transaction will be financed by debt provided by Wells Fargo Bank, National Association and Pathlight Capital LP and by equity provided by affiliates of Kingswood. As part of the transaction, an entity managed by Jay Stein will contribute its equity and, following the closing of the merger, will indirectly own one-third of Stein Mart after the closing.

The transaction, which is expected to close in the first half of calendar year 2020, is subject to approval by Stein Mart shareholders and the satisfaction of other customary closing conditions. The Stein Mart Board of Directors recommends that Stein Mart’s shareholders vote to adopt and approve the merger agreement.

Stein Mart will file a Current Report on Form 8-K with the Securities and Exchange Commission (SEC), which will more fully describe the terms and conditions of the merger agreement and the proposed transaction.

Advisors

PJ SOLOMON is serving as financial advisor to the Special Committee, Foley & Lardner LLP is serving as the Special Committee’s legal counsel, and Kingsdale Advisors is serving as the Company’s proxy solicitor. Goodwin Procter LLP is serving as legal counsel to Kingswood and Latham & Watkins LLP is serving as legal advisor to Jay Stein.

About Stein Mart

Stein Mart, Inc. is a national specialty off-price retailer offering designer and name-brand fashion apparel for him, for her and now for Kids!, home décor, accessories and shoes at everyday discount prices. Stein Mart provides real value that customers love every day. The company operates 283 stores across 30 states. For more information, please visit www.SteinMart.com.

Safe Harbor Statement

Certain statements in this press release regarding the merger agreement and the proposed merger constitute “forward-looking statements” under the federal securities laws. These forward-looking statements are intended to be covered by the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. When we use words such as “anticipate,” “intend,” “plan,” “believe,” “estimate,” “expect,” or similar expressions, we do so to identify forward-looking statements. Forward-looking statements are based on current expectations that involve assumptions that are difficult or impossible to predict accurately and many of which are beyond our control. Actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the inability to obtain the requisite shareholder approval for the proposed merger or the failure to satisfy other conditions to completion of the proposed merger, risks that the proposed transaction disrupts current plans and operations, the ability to recognize the benefits of the merger, and the amount of the costs, fees, and expenses and charges related to the merger. Additional information about other risks and uncertainties that may cause actual results to differ materially from those projected, is contained in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K and the Company’s quarterly reports on Form 10-Q. The statements in this press release speak only as of the date of hereof and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information and Certain Information Regarding Participants

In connection with the proposed transaction, the Company will file with the SEC a proxy statement on Schedule 14A and may file other documents with the SEC regarding the proposed transaction. This press release is not a substitute for the proxy statement or any other document that the Company may file with the SEC. INVESTORS IN, AND SECURITY HOLDERS OF, THE COMPANY ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the proxy statement (when available) and other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov or by contacting Kingsdale Advisors by telephone at 1.866.581.1479 toll-free in North America (+1.416.867.2272 for collect calls outside of North America) or by e-mail at contactus@kingsdaleadvisors.com.

Certain Participant Information

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the Company’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, in the Company is contained in the Company’s Definitive Annual Meeting Proxy Statement filed with the SEC on May 7, 2019. You may obtain a free copy of this document as described in the preceding paragraph. Investors may obtain additional information regarding the direct and indirect interests of the Company and its directors and executive officers in the proposed transaction by reading the proxy statement and other public filings referred to above.